PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                           Harrisburg, PA. 17105-3265

                                                Public Meeting held May 11, 2000

Commissioners Present:

         John M. Quain, Chairman
         Robert K. Bloom, Vice Chairman
         Nora Mead Brownell
         Aaron Wilson, Jr.
         Terrance J. Fitzpatrick

Joint Application of PECO Energy Company                      Docket Number:
Public Service Electric & Gas Company, Atlantic               A-11055OF0149
City Electric Company and Delmarva Power &                    A-110550F0150
Light Company for approval to transfer                        A-96379F2000
Ownership Shares of the Peach Bottom Atomic                   A-96380F2000
Power Station




                                      ORDER



BY THE COMMISSION,


          By the Joint Application filed on December 16, 1999, PECO Energy Company ("PECO"), Public Service Electric & Gas Company ("PSE&G"), Atlantic City Electric Company ("ACE") and Delmarva Power & Light Company ("Delmarva") seek approval to transfer from ACE and Delmarva their Respective Ownership Shares of the Peach Bottom Atomic Power Station ("Peach Bottom") to PECO and PSEG Power, an affiliate of PSE&G, Docketed at A-11055OF0149 and A-110550FOISO. Also requested, in connection with this transfer, is the approval of the abandonment of service of Peach Bottom by ACE and Delmarva, Docketed at A-96379F2000 and A-9638OF2000 respectively.

          ACE is a corporation organized and existing under the laws of the State of New Jersey and is a wholly owned subsidiary of Conectiv. ACE has no retail utility customers in Pennsylvania, Delmarva is a corporation organized and existing under the laws of the State of Delaware and is a wholly owned subsidiary of Conectiv. Delmarva has no retail utility customers in Pennsylvania. PECO is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania. PECO furnishes electric generation, transmission and distribution service and also furnishes retail natural gas services within its authorized electric and gas service territories in Southeastern Pennsylvania under and subject to the jurisdiction of the Commission. PSE&G is a corporation organized and existing under the laws of the State of New Jersey. PSE&G has no retail utility customers in Pennsylvania. PSEG Power is a wholly owned subsidiary of Public Service Enterprise Group that will own all of the shares of PSEG Nuclear. PSEG Nuclear will own all of PSE&G's nuclear facilities and will operate those nuclear facilities for which PSE&G is currently the operator. PSEG Nuclear will engage only in wholesale sales of electric power and, therefore, will not be a public utility within the meaning of the Public Utility Code.

          Currently PECO and PSE&G each have a 42.49% ownership share in Peach Bottom and ACE and Delmarva each have a 7.5 1 % ownership share in Peach Bottom.

          This filing deals with the proposed transfers (by sale) by ACE and Delmarva of all of their interests in the real and personal property comprising Peach Bottom, their nuclear fuel supplies for Peach Bottom and their qualified and non-qualified decommissioning funds for Peach Bottom. PECO and PSEG Power will each purchase one-half of ACE's and Delmarva's ownership share, giving each company an additional 7.51% ownership share in Peach Bottom. PECO and PSEG Power agree to assume certain liabilities and obligations of ACE and Delmarva with respect to Peach Bottom, including decommissioning liabilities and obligations.

          PECO and PSEG Power each agree to pay ACE $2,550,000 (for a total purchase price of S5.1 million) and 3.755% of the net book value of the nuclear fuel supplies at Peach Bottom at the date of closing. Also, PECO and PSEG Power each agree to pay Delmarva $2,550,000 (for a total purchase price of $5.1 million) and 3.755% of the net book value of the nuclear fuel supplies at Peach Bottom at the date of closing.

          After closing on both agreements, PECO and PSEG Power will each have a 50% ownership share of Peach Bottom. PECO will continue to operate Peach Bottom Station and hold the Facility Operating Licenses from the Nuclear Regulatory Commission.

          ACE and Delmarva each hold Certificates of Public Convenience (at Application Docket Nos. 96379 and 96380, respectively) issued by the Commission for the purpose of authorizing them to hold ownership interests in Peach Bottom. In connection with-the transfer of ownership interest in Peach Bottom, the parties request approval of the Commission of its abandonment of each of these Certificates of Public Convenience. On February 12, 2000, notice of this Joint Application was published in the Pennsylvania Bulletin setting February 28, 2000 as the date for the filing of interventions and protests. On February 28, 2000, the Office of Consumer Advocate ("OCA") filed its Notice of Intervention and Comments on the Joint Application.

          The OCA generally stated that it wanted to ensure that Pennsylvania retail customers would not be burdened with certain costs, including nuclear decommissioning costs, associated with the PECO acquisition of an additional portion of Peach Bottom.

          Specifically, the OCA states that under PECO's Restructuring Settlement, Docket No. R-00973953, that after January 1, 2004, PECO is permitted to request recovery of additional nuclear decommissioning expense under certain circumstances. The OCA states that PECO implemented these provisions of the Settlement through the Nuclear Decommissioning Adjustment Clause ("NDCA"). The NDCA contains a base level of expense for each unit based on PECO's pre-existing ownership share of that unit at the close of the restructuring proceeding. For Peach Bottom, the nuclear decommissioning costs are based on PECO's 42.49% ownership share. The OCA submits that PECO's ratepayers should only be responsible for PECO's nuclear decommissioning costs, and other nuclear costs, associated with the original 42-49% ownership share of Peach Bottom.

          PECO states that it and OCA have been engaged in discussions to resolve the issues raised in the OCA's comments. Based on those discussions, PECO and the OCA have come to terms on certain PECO commitments that resolve the OCA's concerns.

          On April 25, 2000, PECO filed its Reply Comments to the OCA's Comments, and on May 1, 2000, the OCA filed a letter advising the Commission that it does not oppose the approval of the Application as modified by PECO's commitments in its Reply Comments.

          PECO agrees to the following modifications to its Application:

          (1) PECO will not seek to recover, through Pennsylvania retail electric distribution rates, the costs associated with the ownership and operation of any fractional interest in Peach Bottom that it did not hold on December 31, 1999 ("PECO's Pre-Existing Nuclear Interest in Peach Bottom"). For purposes of this section, such costs include, inter alia, nuclear decommissioning expense obligations, but do not include nuclear-related costs included in purchased power costs, or other nuclear costs. To the extent otherwise not prohibited by the 'Distribution Rate Cap established pursuant to the settlement of PECO's restructuring case at Docket Nos. R-00973953 and P-00971265 (the "Restructuring Settlement"), the settlement of PECO's merger proceeding at Docket No. A11055OF0147 (the "Merger Settlement"), or the Generation Rate Cap established under the 1998 Electric Restructuring Settlement, PECO shall not be precluded from recovery of purchased power costs related to nuclear generation or other nuclear-related costs, that are incurred by PECO based on market pricing principles.

          (2) Except as specifically provided herein, nothing in the commitments made by PECO in this docket is intended to limit or otherwise modify PECO's rights to seek recovery through Pennsylvania retail electric rates of nuclear decommissioning costs associated with PECO's Pre-Existing Nuclear Interest in Peach Bottom, in accordance with PECO's Restructuring Settlement or its Merger Settlement.

          (3) To the extent permitted under applicable law, separate decommissioning trust funds, or sub-funds, shall be established for the decommissioning liability associated with the fractional interest in Peach Bottom acquired by PECO in this transaction (the "Acquired Peach Bottom Nuclear Interest"). To the extent permitted under applicable law, each Acquired Peach Bottom Nuclear Interest fund or subfund shall be maintained separately and apart from the decommissioning funds established and existing for PECO's Pre-Existing Nuclear Interest ("PECO's Pre-Existing Nuclear Interest Funds"). No part of the cost of decommissioning the Acquired Peach Bottom Nuclear Interest shall be paid from PECO's Pre-Existing Nuclear Interest Funds.

          (4) Nothing in the commitments is intended to modify or affect the rights and commitments set forth in the Merger Settlement, and in particular as set forth in paragraphs 15 and 17 of the Merger Settlement,. which deal with additional aspects of nuclear decommissioning costs and other nuclear costs.

          (5) Nothing in the commitments is designed to prevent PECO from entering into purchase power agreements with any entity, affiliated or otherwise, for the procurement of nuclear generation.

          PECO avers that the proposed transfer is in the public interest because the transfer will assure continuity of ownership by the existing majority owners of Peach Bottom or their affiliates under and pursuant to the terms of the existing Owners' Agreement; the transfer will assure the continued safe and reliable operation of Peach. Bottom by the existing NRC-licensed operator; and the transfer will assure that the entire ownership interest in Peach Bottom is retained by strong, financially sound and well-managed entities that are fully capable of providing the funds necessary for the safe, reliable, reasonable and efficient operation and eventual decommissioning of Peach Bottom.

          PECO contends that the proposed transfer of the Ownership Shares in Peach Bottom will have no adverse effect on competition or result in any unlawful exercise of marker power which would prevent retail electricity customers in Pennsylvania from obtaining the benefits of a properly functioning and workable competitive retail electricity market.

          The Commission has examined the Application and has determined that it appears to be necessary or proper for the service, accommodation, convenience, or safety of the public; THEREFORE,

          IT IS ORDERED:

          1. That the Application, as modified by PECO in its Reply Comments dated April 25, 2000, to transfer from Atlantic City Electric Company and Delmarva Power & Light Company their Respective Ownership Shares of the Peach Bottom Atomic Power Station to PECO Energy Company and Public Service Electric & Gas Company, at Docket Nos. A-11055OF0149 and A-110550FOl50, is hereby approved consistent with the findings in this Order.

          2. That the Application concerning the Abandonment by Atlantic City Electric Company and Delmarva Power & Light Company of the service authorized by Certificates of Public Convenience, granted at Application Docket Nos. A-96379 and A-96380, respectively, is hereby approved.

          3. That the Commission approval extends to the transfer by Atlantic City Electric Company and Delmarva Power & Light Company of their respective nuclear decommissioning trust fund balances.


                                        BY THE COMMISSION,



                                        James J. McNulty
                                        Secretary


(SEAL)

ORDER ADOPTED: May 11, 2000

ORDER ENTERED: MAY 11, 2000